AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER    , 1997
                       Registration Statement No. 33-12445

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                                   ACTV, INC.
             (Exact name of Registrant as specified in its charter)

DELAWARE                              4894                   94-2907258
--------------------------------------------------------------------------------
(State or other                 (Primary Standard            (IRS Employer
 jurisdiction of           Industrial Classification         Identification No.)
 incorporation or                     Code)
 organization)

                           1270 Avenue of the Americas
                            New York, New York 10020
                                 (212) 262-2570
                                 --------------
               (Address, including zip code and telephone number,
       including area code, of Registrant's principal executive offices)

                               WILLIAM C. SAMUELS
                                    President
                                   ACTV, INC.
                           1270 Avenue of the Americas
                            New York, New York 10020
                                 (212) 262-2570

                                 --------------
            (Name, address, including zip code and telephone number,
                   including area code, of agent for service)

                                 --------------
                                   Copies To:
                             JAY M. KAPLOWITZ, ESQ.
                  Gersten, Savage, Kaplowitz & Fredericks, LLP
                              101 East 52nd Street
                            New York, New York 10022
                                 (212) 752-9700

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement and from time to time.
                                  ------------
If the securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box [x]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box [ ]

                                     CALCULATION OF REGISTRATION FEE

==================================================================================================================
|
|   Title of Securities | Amount Being   | Proposed Maximum Offering |  Proposed Maximum    |  Amount of         |
|   To Be Registered    | Registered(1)  | Price Per Security(2)     |  Aggregate Offering  |  Registration Fee  |
|                       |                |                           |  Price               |                    |
------------------------------------------------------------------------------------------------------------------
|   Common              |   3,216,091    |          1.625            |     5,226,148        |     1,583.68       |
|   Stock, par value    |                |                           |                      |                    |
|   $.10 per share      |                |                           |                      |                    |
|                       |                |                           |                      |                    |
|                       |                |                           |                      |                    |
==================================================================================================================
|   Total Registration  |                |                           |                      |     1,583.68       |
|   Fee                 |                |                           |                      |                    |
|                       |                |                           |                      |                    |
==================================================================================================================


(1) Pursuant to Rule 415, the Registration Statement relates to an indeterminate number of shares of Common Stock which have either been issued or are issuable upon the exercise of options, warrants, SARs and upon the conversion of convertible preferred stock of two of the Company's wholly-owned subsidiaries.

(2) Pursuant to Rule 457, estimated solely for the purpose of calculating the registration fee, based upon the last reported sales price of the Registrant's Common Stock of the same class as quoted by the National Association of Securities Dealers Automated Quotation System on November 18, 1997.

* THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

PROSPECTUS

                                   ACTV, INC.

                        3,216,091 SHARES OF Common Stock


      All of the shares of Common Stock (the "Security Holders' Shares"), par value $.10 per share, of ACTV, Inc., a Delaware corporation (the "Company"), offered hereby are being offered by the selling security holders named herein under the caption "Selling Security Holders" (the "Selling Security Holders"). Such shares may be sold by the Selling Security Holders who have acquired or will acquire such shares from the Company previously or will acquire such shares
(i) upon the exercise of currently exercisable options, warrants and pursuant to SARs, or (ii) upon conversion of the 7% Convertible Preferred Stock of the corporation. The Company will not receive any of the proceeds from sales of Selling Security Holders' Shares, but will receive the exercise price upon the exercise of the options or warrants described above. See "SELLING SECURITY HOLDERS" and "PLAN OF DISTRIBUTION."

      The Company has agreed with the Selling Security Holders to register the Selling Security Holders' shares offered hereby. The Company has also agreed to pay certain fees and expenses incident to such registration.

      The Company's Common Stock ("Common Stock") is traded on the over-the-counter market on the NASDAQ SmallCap Market ("NASDAQ") and on the Boston Stock Exchange ("BSE"). On November 18, 1997, the last reported sale price of the Common Stock on NASDAQ was $1 5/8.

          THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK AND IMMEDIATE
              SUBSTANTIAL DILUTION AND SHOULD BE PURCHASED ONLY BY
                   PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE
                         INVESTMENT. SEE "RISK FACTORS."

            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
          THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") OR
             ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION
            OR ANY STATE SECURITIES COMMISSION PASSED ON THE ACCURACY
              OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                       THE CONTRARY IS A CRIMINAL OFFENSE.

                THE DATE OF THIS PROSPECTUS IS NOVEMBER 20, 1997

      The Security Holders' Shares that may be offered from time to time by Selling Security Holders may be sold through ordinary brokerage transactions in the over-the-counter market or on the Boston Stock Exchange, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices.

      The Selling Security Holders each may be deemed to be "an underwriter", as defined in the Securities Act of 1933 (the "Securities Act"). If any broker-dealers are used by the Selling Security Holders, any commissions paid to broker-dealers and, if broker-dealers purchase any shares of Common Stock as principals, any profits received by such broker-dealers on the resales of the shares of Common Stock may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any profits realized by the Selling Security Holders may be deemed to be underwriting commissions. All costs, expenses and fees in connection with the registration of the securities offered by the Selling Security Holders will be borne by the Company. All brokerage commissions, if any, attributable to the sale of the securities offered by the Selling Security Holders will be borne by the Selling Security Holders. See "SELLING SECURITY HOLDERS" and "PLAN OF DISTRIBUTION."

      No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus in connection with the offer contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer to sell or a solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation.

      Under the Securities Exchange Act of 1934 (the "Exchange Act") and the regulations thereunder, any person engaged in a distribution of the securities offered by this Prospectus may not simultaneously engage in market-making activities with respect to shares of the Common Stock during the applicable "cooling off" period (two or nine days) prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Security Holders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rule 10b-5, in connection with transactions in the securities, which provisions may limit the timing of purchases and sales of the securities by the Selling Security Holders.

                              AVAILABLE INFORMATION


      The Company has filed with the Securities and Exchange Commission ("Commission") a registration statement on Form S-3 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement") under the Securities Act, for the registration of the securities offered by this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and to the exhibits and schedules filed therewith, which may be inspected without charge at the principal office of the Commission, 450 Fifth Street, NW, Washington, DC, 20549, and copies of the material contained therein may be obtained from the Commission upon payment of applicable copying charges. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

      The Company is subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements, and other information with the Commission. Such reports, proxy statements, and other information can be inspected and copied at the public reference facilities maintained by the Commission at the offices of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, DC, 20549, and at the Commission's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661-2511, and at 7 World Trade Center, New York, New York, 10048. Copies of such materials can also be obtained by written request to the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, NW, Washington, DC, 20549, at prescribed rates, or via the Internet Web site (http://www.sec.gov) maintained by the Commission.

      The Common Stock is listed on NASDAQ and the BSE. The Company's periodic reports, proxy statements, and other information can be inspected at NASDAQ and the BSE at the offices of NASDAQ at 1735 K Street, NW, Washington, DC, 20006 or the offices of the BSE at 1 Boston Place, Boston, Massachusetts, 02108.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

      The following documents filed by the Company with the Commission are incorporated herein by reference:


            (1) The Company's Registration Statement on Form S-1 (File No. 33-34618), which was declared effective on May 4, 1990.

            (2) Annual Report on Form 10-K for year ended December 31, 1996

            (3) Post-Effective Amendment No. 1 to The Company's Registration Statement on Form S-1 (File No. 33-63879), which was declared effective on March 20, 1996.

            (4) Quarterly Report on Form 10-Q for quarterly period ended March 31, 1997.

            (5) Quarterly Report on Form 10-Q for quarterly period ended June 30, 1997.

            (6)Quarterly Report on Form 10-Q for quarterly period ended September 30, 1997.

            (7)The Company's Proxy Statement for the year ended December 31,
      1996.

      In addition to the foregoing, all documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment indicating that all of the securities offered hereunder have been sold or deregistering all securities then remaining unsold shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such documents.

      Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. All information appearing in this Prospectus is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated herein by reference, except to the extent set forth in the immediately preceding statement.

      The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the oral or written request of such person, a copy of any document incorporated in this Prospectus by reference, except exhibits to such information, unless such exhibits are also expressly incorporated by reference herein. Requests for such information should be directed to ACTV, Inc., 1270 Avenue of the Americas, New York, New York 10020,
Attention: Secretary, telephone number (212) 262-2570.

                               PROSPECTUS SUMMARY


      The following summary is qualified in its entirety by the detailed information appearing elsewhere in this Prospectus including the documents incorporated herein by reference..

The Company

      ACTV, Inc. ("Company") has developed proprietary technologies that individualize television programming ("Individualized Programming"). Individualized Programming significantly enhances the quality of most genres of television programming by allowing the viewer to make instant and seamless changes within the live or pre-recorded television programming he or she is viewing. Individualized Programming appears to be a standard TV program, but in fact is a multi-path broadcast of several elements of programming material, such as instant replay, isolation cameras, statistical data, or alternative story lines. There is no limit to the number of viewers who can interact simultaneously with a program enhanced with the Company's Individualized Programming ("ACTV Program" or "ACTV Programming"). The chief markets presently targeted by the Company for its Individualized Programming are in-home entertainment, particularly sports programming, and education, with an emphasis in the education market on distance learning and Internet applications.

      A viewer of Individualized Programming chooses among the various options and features offered by using a standard remote control with four keys programmed for ACTV functionality. These keys allow access to the appropriate path to be selected. In hockey, for example, the Company's Individualized Programming allows a viewer to select features like "Hit Parade," a recap of the game's hardest checks; "Saving Grace," a compilation of the game's best saves; "Star Cam," which provides an isolated view of a featured played; "Goals-On-Demand," a compilation of all the scores in the contest; plus, the viewer can call up in-depth statistics and instant replays, anytime. In game shows, the viewer can decide which team to play on, enter answers and receive individualized responses to his or her choices. The system's memory keeps viewers informed of their performance throughout the program and provides final results at the end of the show.

      Additionally, Individualized Programming gives television advertisers unique opportunities to target their message demographically. By asking the viewer basic questions at the beginning of the program, the Individualized Programming can recall this information during a commercial break and send the viewer an appropriate advertisement. Alternatively, before a commercial break, viewers can be asked the type of car for which they would like to see an advertisement. The Company's Individualized Programming records this choice, then sends the requested commercial to each viewer. This same choice can be recalled at a later commercial break to provide additional information. Individualized Programming stores the responses in the system memory, and can trigger branches based on the accumulated responses at the end of the program, offering premiums, additional information, or better targeted commercial messages to each viewer.

      The Company's Individualized Programming is designed to work with both single and multiple channels of 6MHz band-width and with different modes of transmission, including cable, direct broadcast satellite ("DBS"), wireless cable, broadcast systems and distance learning networks. The Company's initial emphasis in entertainment is to deploy its programming over the cable systems that have upgraded their signal origination facilities (referred to in the industry as "headends") for digital delivery. Operators of upgraded systems will distribute the Company's Individualized Programming to viewers who have a digital set-top terminal into which the Company's software application has been downloaded. The Company is emphasizing digital delivery over analog primarily because the channel capacity in digital transmission systems is greater and because Individualized Programming can be integrated into digital systems with no incremental hardware cost.

      The Company, working with The Sarnoff Corporation ("Sarnoff"), a world leader in the development of digital platforms, has written software to intergrate the Company's Individualized Programming into digital television at no incremental manufacturing cost for the set-top terminal. The Company is incorporating its Individualized Programming into Next Level Systems, Inc.'s ("Next Level") MPEG-2 digital set-top terminal.

      The Company is seeking to exploit the entertainment market, principally in the U.S., through the launch of regionally based entertainment networks. The Company's ability to develop differentiated, high-quality branded programming in a digital entertainment environment is initially based on its key strategic alliance with FOX Sports Net. FOX Sports Net consists of 10 owned-and-operated regional sports networks, along with numerous affiliated systems across the country. Launched on November 1, 1996, the network is the United States sports telecasting arm of the worldwide sports alliance formed among News Corp., Liberty Media, and Tele-Communications Inc. In fall 1997, the network expanded its reach to nearly 60 million subscribers with the launch of numerous SportsChannel regional networks under the FOX Sports Net banner. The Company has the rights to license FOX Sports Net programming from each of FOX Sports Net's regional sports affiliates and to offer enhanced FOX Sports Net programming to any distributor that carries the corresponding regional FOX Sports Net channel. The Company intends initially to enhance FOX Sports Net's professional and college sports programs with its Individualized Programming in the Southwest region of the United States through Fox Sports Southwest. The FOX Sports Net agreement extends through June 2003.

      In the education market, the Company has developed analog and digital Individualized Programming for distance learning. The Company's distance learning system is a point to multi-point broadcast system that can deliver pre-recorded individualized lessons as well as integrate individualized lessons into live distance learning class sessions. In addition, the Company has developed the first application of its planned Java-based software suite, "eSchool," that permits an instructor to use the Internet as an accompanying instructional tool during a live or pre-recorded video distance learning session.

      The Company operates directly and through wholly-owned subsidiaries. The principal subsidiaries are ACTV Entertainment, Inc. ("ACTV Entertainment"), which will be primarily responsible for the Company's activities in the entertainment market, The Texas Individualized Television Network, Inc., which will operate the first regional network within the FOX Sports Net region in the Southwest, and ACTV Net, Inc. ("ACTV Net"), which is responsible for the Company's education business. See "The Company." Unless otherwise indicated or the context otherwise requires, all references in this Prospectus to the Company include the Company and its wholly-owned subsidiaries.

      The Company was incorporated under the laws of the State of Delaware on July 24, 1989. The Company is the successor, by merger effective November 1, 1989, to ACTV, Inc., a California corporation, organized on July 11, 1983. The Company's executive offices are located at 1270 Avenue of the Americas, New York, New York 10020, telephone number (212) 262-2570.

                                  RISK FACTORS

      Prospective investors should carefully consider the following factors, in addition to the other information contained in this Prospectus, in connection with investments in the Securities offered hereby. This Prospectus contains certain forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this Prospectus. An investment in the Securities offered hereby involves a high degree of risk.

Operating Losses and Limited Revenues to Date.

      The Company has operated at a loss through the date of this Prospectus. The Company's net losses for the years ended December 31, 1996, 1995 and 1994 (the "1996 Fiscal Year", the "1995 Fiscal Year," and "1994 Fiscal Year" respectively) were $8,800,481, $6,826,789, and $4,465,240, respectively. The
Company's net loss applicable to common shareholders for the nine-month period ending September 30, 1997 was $5,167,623. The 1995 Fiscal Year includes an extraordinary gain of $94,117. Through September 30, 1997, the Company had an accumulated deficit of approximately $44.3 million. There can be no assurance the Company will achieve profitability in the future.

      To date, the Company has had limited revenues, including revenues of $1,476,329 in the 1996 Fiscal Year, $1,311,860 in the 1995 Fiscal Year, and $938,416 in the 1994 Fiscal Year. The Company's revenues for the nine-month period ending September 30, 1997 were $1,534,295. There can be no assurance that the Company will generate significant revenues in the future.

Unproven Business Strategy

      The Company has not had significant sales of its Individualized Programming. In the education market, the Company has made only a limited number of sales of its distance learning and Internet products. While the Company's planned commercialization of its Individualized Programming in conjunction with FOX Sports Net is based on certain test marketing of the concept, the Company has not yet introduced this product on a commercial basis. Therefore, the Company's products should be viewed as newly introduced products, the demand for, and market acceptance of which, are subject to a high degree of uncertainty. With respect to sporting events, viewers will have the ability to watch the identical program that the Company is delivering on another channel at the same time that the Company is delivering its individualized version of that programming. Consequently, viewers may not be willing to pay a premium to see Individualized Programming where the programming is otherwise available to them without additional charge. In addition, a lack of sustained interest in Individualized Programming could cause the Company's Individualized Programming to, assuming it becomes commercially popular, decline in popularity, which could have a material adverse affect on the Company's operations and financial condition. There can be no assurance as to the commercial success of Individualized Programming, or of sufficient demand and market acceptance for Individualized Programming to become profitable. See "Business."

Untested Digital Delivery.

      Individualized Programming has operated only over analog cable television systems and has not been tested over a digital cable television system. The Company's business strategy initially is to launch mass distribution of its Individualized Programming in a digital environment, concurrent with the major cable systems operators' upgrade of their headends to digital transmission. The Company is working closely with NextLevel, the primary manufacturer of digital set-top boxes, and Sarnoff, a prominent research institute with whom the Company has contracted to integrate its Individualized Programming software into digital platforms. If the Company experiences difficulties or delays in deploying Individualized Programming over digital systems, its results of operations and financial condition may be materially and adversely affected.

Need for Additional Financing.

      To date, the Company's capital requirements to develop the Individualized Programming, produce programming, develop marketing approaches and strategic alliances, and to cover costs of selling, general and administrative expenses, have been significant, resulting in an accumulated deficit as of September 30, 1997 of approximately $44.3 million. To date, the Company has not generated revenues sufficient to sustain its operations, and cannot generate such revenues, if at all, without raising additional funds to implement its business plan. The Company is currently planning to conduct a private placement in order to fund the development of its regional sports network in Texas; however, it does not yet have any agreement in place regarding such a private placement. There can be no assurances that such a private placement will occur, or that its proceeds will be sufficient to fund the development of the Company's regional sports network or to fund the operations of the Company. Should the private placement fail to occur, or should the proceeds prove to be insufficient to fund operations, the Company would be required to seek additional financing. The Company has no current arrangements with respect to, or sources of, additional financing and there can be no assurance that additional financing will be available to the Company on acceptable terms, or at all. Additional equity financing may involve substantial dilution to the interests of the Company's then existing stockholders. See "Use of Proceeds."

Timely Upgrade of Cable Headends for Digital Delivery

      The Company's initial entertainment business strategy depends in large part on the ability of major cable system operators to upgrade their systems for digital programming and to deploy digital set-top boxes, and upon the manufacturers of the set-top boxes to manufacture the boxes compatible with the Company's downloadable software. In order to utilize Individualized Programming, subscribers must have a digital television set-top box installed in their homes. The timely deployment of digital television set-top boxes is entirely out of the control of the Company, and there can be no assurance that a sufficient number of potential subscribers will receive digital television set-top boxes in the near future so as to enable the Company to deploy its Individualized Programming in accordance with its business plan. Material delays in the upgrade of cable headends or the deployment of digital television set-top boxes could have a material effect on the Company's results of operations and financial condition. See "Business-Industry Overview."

Dependence on Strategic Relationships.

      The Company is dependent upon its relationship with Sarnoff in order to integrate the operational capability of its Individualized Programming into the various digital platforms, and upon NextLevel and other digital set-top box manufacturers to sell such digital boxes to cable systems. The Company is also dependent upon the cooperation of FOX Sports Net in connection with the marketing of the Company's regional sports networks to cable systems. There can be no assurance that these third parties will dedicate sufficient resources to their respective relationships with the Company, or will perform their obligations to the Company in a time frame that will allow the Company to implement its current business plan. Their failure to do so could have a material adverse effect on the Company's operations, or result in delays in the

Company's ability to implement its business plan in a timely manner. See "Business-Product Development" and "Business-Programming Relationship with FOX Sports Net."

Technological Obsolescence.

      The Company is engaged in a field characterized by extensive research efforts and rapid, significant technological change, often resulting in product obsolescence or short product life cycles. Accordingly, the Company's ability to compete will depend in large part on its ability to introduce its Individualized Programming in a timely manner, to continually enhance and improve its Individualized Programming and to adapt to technological changes and advances in the markets in which it competes. There can be no assurance that competitors will not develop technologies or products that render the Company's Individualized Programming obsolete or less marketable or that the Company will be able to keep pace with the demands of an ever-changing marketplace. See "Business-Competition" and Business - Research and Development."

Possible Shortage of Available Channels for In-Home Cable Applications.

      In order for the Company's Individualized Programming to be delivered over cable, DBS or wireless cable systems for the in-home entertainment market, it must compete for channel space on cable, DBS and wireless cable systems, most of which have limited available analog channel capacity. Although a simpler form of individualization can be achieved by the Company's using one channel of analog band-width, the more sophisticated applications of Individualized Programming currently require three to four channels of analog band-width. The digital technologies recently deployed and those currently under development would enable the Company to use Individualized Programming's more advanced applications within one 6MHz channel of band-width. The Company believes, although there can be no assurance, that the cable, DBS and wireless cable industry is, in general, moving in the direction of increasing channel capacity. There is no assurance that cable, DBS and wireless operators will devote a sufficient number of channels of band-width to the Company's Individualized Programming in the future, even if cable, or DBS and wireless operators continue to upgrade their headends for digital delivery. See "Business - Industry Overview."

Patents and Proprietary Information.

      The Company has obtained patents covering certain aspects of the Individualized Programming and has patents pending with respect to other developments or enhancements thereof. However, there can be no assurance (i) that patents applied for will be granted, (ii) that the patents the Company owns or has rights to or that may be granted or obtained by the Company in the future will be enforceable or will provide the Company with meaningful protection from competition, (iii) that any products developed by the Company will not infringe any patent or rights of others, or (iv) that the Company will possess the financial resources necessary to enforce any patent rights that it holds. See "Business -- Patents, Applications and Proprietary Information."

      The Company requires each of its employees, consultants and advisors to execute a confidentiality and assignment of proprietary rights agreements upon the commencement of employment or a consulting relationship with the Company. These arrangements generally provide that all inventions, ideas and improvements made or conceived by the individual arising out of the employment or consulting relationship shall be the exclusive property of the Company. In addition, all proprietary information is required to be kept confidential and not disclosed to third parties except by consent of the Company or in other specified circumstances. There can be no assurance, however, that these agreements will provide effective protection of the Company's proprietary information in the event of unauthorized use or disclosure of such information.

Government Regulation.

      The Company believes that neither its present or future implementation of its Individualized Programming is subject to any substantial government regulation. However, the broadcast industry in general, and cable television, DBS and wireless communication in particular are subject to substantial government regulation.

      Pursuant to federal legislation enacted in 1992 ("1992 Cable Act"), the Federal Communications Commission ("FCC") substantially re-regulated the cable television industry in various areas including rate regulation, competitive access to programming, "must carry" and retransmission consent for broadcast stations. These rules, among other things, restrict the extent to which a cable system may profit from, or recover costs associated with, adding new program channels, impose certain carriage requirements with respect to television broadcast stations, limit exclusivity provisions in programming contracts and require prior notice for channel additions, deletions and changes. The United States Congress and the FCC also have under consideration, and may in the future adopt new laws, regulations and policies regarding a wide variety of matters which could, directly or indirectly, materially adversely affect the operations of the Company.

      The Company is unable to predict the outcome of future federal legislation or regulatory proposals or the impact of any current or future laws or regulations on its operations. There can be no assurance that the Company will be able to comply with any future laws or regulations that may be imposed on its operations. See "Business-Government Regulation."

Dependence Upon Key Personnel.

      The Company has been largely dependent upon the efforts of William C. Samuels, its Chairman of the Board, President and Chief Executive Officer, David Reese, its Executive Vice President, President of ACTV Entertainment and a Director of the Company, and Bruce Crowley, its Executive Vice President, President of ACTV Net, Inc. and a Director of the Company. The Company has entered into five-year employment agreements with Mr. Samuels, Mr. Reese and Mr. Crowley. The Company currently does not maintain "key employee" insurance on the lives of Messrs. Samuels, Reese or Crowley and there can be no assurance that such insurance would be available at an acceptable cost to the Company, should it seek to acquire such insurance in the future.

      In order to compete in a marketplace with rapidly changing and expanding technology, the Company requires employees not only with extensive management experience, but also with certain technical abilities to direct the Company's continuing research and development efforts. While the Company believes that it currently employs such personnel, and that other persons could be retained in such capacities, there can be no assurance that if the Company were required to replace such personnel, it could readily do so, or that, even if such qualified replacements were retained, the development of the Company's business would not be delayed. See "Business -- Product Development."

Competition.

      The Individualized Programming competes with many other forms of entertainment and education content, many of which are significantly more established, including the basic television industry, the movie industry, cable television, programming services and other forms of entertainment.

      In the entertainment market, the Company will compete with many other companies who provide programming for the television industry and, in particular, with companies that provide sports programming. Moreover, the Company will compete in the markets in which its enhanced version of FOX Sports Net is telecast with the simultaneous broadcast of the unenhanced version of the same event. In addition, the Individualized Programming technology may compete with other technologies described as interactive television, some of which may be developed or promoted by companies with resources significantly greater than the Company's.

      In the education market, the Company competes with other providers of distance learning products. Nearly all of the competitors of the Company have greater financial, and other, resources than the Company. See "Competition."

Control by Officers, Directors and Principal Stockholders.

      The Company's officers and directors own, of record, 3,906,969 outstanding shares of Common Stock, assuming the exercise of all currently exercisable options and including shares beneficially owned pursuant to voting trust agreements. William C. Samuels, Chairman, President, Chief Executive Officer and a director of the Company, pursuant to a voting agreement, has voting control of the 2,341,334 shares of Common Stock owned of record by the Washington Post Company. Consequently, Mr. Samuels has voting control over 3,420,517 shares of Common Stock, or approximately 22% of the outstanding shares of Common Stock, assuming issuance of 788,035 shares of Common Stock upon exercise of options. Accordingly, Mr. Samuels could have substantial influence over the affairs of the Company, including the election of directors.

Limited Trading Market for Common Stock; Possible Volatility of Securities Prices; Possible Delisting of Common Stock.

      The average number of shares of the Company's Common Stock traded on the NASDAQ and Boston Stock Exchange has been limited. As a result, the ability of a stockholder to sell his or her shares may be limited and the sale of a large number of shares at any time may adversely affect the trading market to a greater extent than would be the case if the shares were more actively traded. The market price of the Company's securities may be highly volatile, as has been the case with the securities of other companies engaged in high technology research and development. Factors such as announcements by the Company or its competitors concerning technological innovations, new commercial products or procedures, proposed government regulations and developments or disputes relating to patents or proprietary rights may have a significant impact on the market price of the Company's securities. Such volatility may be increased as a result of the limited trading market.

      The Securities and Exchange Commission has recently approved new rules imposing new standards for maintaining a listing on NASDAQ. For continued listing, an issuer, among other things, must have $2,000,000 in net tangible assets $1,000,000 in market value of securities in the public float and a minimum bid price of $1.00 per share. If the Company is unable to satisfy NASDAQ's maintenance criteria in the future, its Common Stock may be delisted from the NASDAQ. The BSE requires the Company to have total assets of at least $1,000,000 and total stockholder equity of $500,000 to maintain its listing. In such event, trading, if any, would be conducted only in the over-the-counter market in the so-called "pink sheets" or the NASD's "Electronic Bulletin Board." As a consequence of such delistings, an investor would likely find it more difficult to dispose of, or to obtain quotations as to, the price of the Company's Common Stock.

Rule 144 Sales

      Of the shares of the Common Stock presently outstanding, approximately 3,882,552 million are "restricted securities" as that term is defined by Rule 144 promulgated under the Securities Act and in the future may be sold only in compliance with Rule 144 or pursuant to registration under the Securities Act or pursuant to another exemption therefrom. For so long as the Registration Statement of which the this Prospectus is a part is current and effective, the shares being offered may be sold without regard to the volume limitations, described below, set forth in Rule 144. Generally, under Rule 144, each person having held restricted securities for a period of one year may, every three months, sell in ordinary brokerage transactions an amount of shares which does not exceed the greater of one percent (1%) of the Company's then outstanding shares of Common Stock, or the average weekly volume of trading of such shares of Common Stock as reported during the preceding four calendar weeks. A person who has not been an affiliate of the Company for at least the three months immediately proceeding the sale and who has beneficially owned shares of the Common Stock for at least three years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above. Of the restricted shares, a substantial number have been held by non-affiliates of the Company for more than three years or have been held by affiliates of the Company for more than one year. Actual sales, or the prospect of sales by the present stockholders of the Company or by future holders of restricted securities under Rule 144, or otherwise, may, in the future, have a depressive effect upon the price of the Company's shares of Common Stock in any market that may develop therefor, and also could render difficult sales of the Company's securities purchased by investors herein.

Penny Stock Regulation.

      Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current prices and volume information with respect to transactions in such securities are provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson it he transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject tot he penny stock rules. If the Company's securities become subject to the penny stock rules, stockholders may find it more difficult to sell their securities.

Outstanding Options and Warrants.

      As of the date of this Prospectus, the Company had granted options and warrants to purchase an aggregate of 3,642,218 shares of Common Stock that had not been exercised. Of the shares of Common Stock subject to these unexercised options and warrants, 5,000 may be purchased for less than $1.00; 2,863,535 may be purchased for between $1.00 and $1.99 per share; 434,183 may be purchased for between $2.00 and $2.99 per share; 162,000 may be purchased for between $3.00 and $3.99 per share; 110,000 may be purchased for between $4.00 and $4.99 per share; and 67,500 may be purchased for between $5.00 to $5.99 per share. To the extent that the outstanding stock options and warrants are exercised, dilution to the interests of the Company's stockholders will occur. Moreover, the terms upon which the Company will be able to obtain additional equity capital may be affected adversely, since the holders of the outstanding options and warrants can be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain any needed capital on terms more favorable to the Company than those provided in the outstanding options and warrants.

Effect of Conversion of Exchangeable Preferred Stock and Convertible Preferred Stock.

      In August 1996, one of the Company's wholly-owned subsidiaries conducted a private placement in which it issued an aggregate of 400,000 shares of 5% Convertible Preferred Stock at $25.00 per share and Placement Agent's Warrants to purchase an aggregate of 36,000 shares of 5% Convertible Preferred Stock at $25.00 per share. The 5% Convertible Preferred Stock is convertible into the Common Stock of the Company based an a value per share of Common Stock of the lower of (i) $1.10 or (ii) a 30.375% discount to the market price. For purposes of this calculation, the 5% Convertible Preferred Stock is to be valued at its liquidation value of $25.00 plus accrued dividends. Thus, the number of shares issuable upon conversion is subject to adjustment. As of the date of this Prospectus, approximately 317,000 shares of the 5% Convertible Preferred Stock remain outstanding and such shares would be convertible into approximately 7.7 million shares of Common Stock if exchanged as of November 18, 1997. The Company believes that it is highly likely that the holders of the Convertible Preferred Stock will elect to convert their stock into Common Stock of the Company.

      In November 1997, the Company issued 86,200 shares of convertible preferred stock. This preferred stock, together with accrued dividends, shall be convertible into Common Stock based upon a conversion rate of $1.50 per share of Common Stock, and therefore, could result in the issuance of 1,436,667 shares of Common Stock.

      Common Stock holders will be diluted by these exchanges or conversions to Common Stock. Additionally, since such shares of Common Stock will be registered for sale in the marketplace, future offers to sell such shares could have a potentially depressive effect upon the price of the Common Stock and render difficult sales by the Company or by others of the Common Stock. See "Description of Securities."

Possible Issuance of Preferred stock; Affiliate's Option to Acquire Voting Control of Certain Subsidiaries; Anti-takeover Provisions.

      The Company's Certificate of Incorporation permits its Board of Directors to designate the terms of, and issue, up to 1,000,000 shares of Preferred Stock without further stockholder approval. The issuance of shares of Preferred Stock by the Board of Directors could adversely affect the rights of the holder of the Common Stock by, among other things, establishing preferential dividends, liquidation rights and voting power. As of the date of this Prospectus, 87,000 shares of Preferred Stock have been issued. See "Description of Securities."

      The Company has issued to William C. Samuels, its President and a director, David Reese, its Executive Vice President and a director, Bruce Crowley, its Executive Vice President, Christopher Cline, its Senior Vice President, Chief Financial Officer and Secretary and three other employees, options to acquire Class B Common Stock of certain material subsidiaries of the Company. The ten year options vest commencing in July 1997 until January 1, 1999. In each case, the Class B Common Stock is identical to the Common Stock of each such subsidiary that is owned by the Company, but has voting rights of 25 votes per share. If exercised, such options will result in the optionees' having approximately 52% of the voting power of each subsidiary, increasing to in excess of 75% as the options vest. As a result, should such options be exercised as to any such subsidiary, the holders thereof would have the right to elect the Board of Directors of such subsidiary and otherwise control its business and affairs. The holders have also entered into an agreement as to the voting of certain of such shares if issued.

      The issuance of the Preferred stock, or the exercise by the holders of the options to acquire the Class B Common Stock of such subsidiaries, either alone or together, might render it more difficult, and therefore discourage, an unsolicited takeover proposal such as a tender offer, proxy contest or removal of incumbent management, even if such actions would be in the best interest of the Company's stockholders. See "Management" and "Description of Securities."

                                 USE OF PROCEEDS


      The Company will not receive any proceeds from the sale of the Security Holders' Shares offered hereby. All proceeds from the sale of the Security Holders' Shares will be for the account of the Selling Security Holders described herein. See "Selling Security Holders."

                                    BUSINESS

THE COMPANY

General

      The Company operates directly and through wholly-owned subsidiaries. The principal operating subsidiaries are ACTV Entertainment, Inc., ( "ACTV Entertainment"), which is primarily responsible for the Company's focus in the entertainment market, The Texas Individualized Television Network, Inc., which will operate a regional network within the FOX Sports Net region in the Southwest, and ACTV Net, Inc. ("ACTV Net"), which is responsible for the Company's education business. Unless otherwise indicated or the context otherwise requires, all references in this Prospectus to the Company include the Company and its wholly-owned subsidiaries.

      The Company has granted the appropriate operating subsidiaries exclusive, perpetual, licenses to use the Company's proprietary software that individualizes television programming ("Individualized Programming") within the business area being operated by such subsidiary and have given the subsidiary the right to sublicense such software. Under the licenses, each subsidiary will pay the Company a 5% royalty on net revenues if the subsidiary is no longer majority-owned by the Company, and a royalty of 5% of the net sales of any sublicensee.

Certain Relationships with Subsidiaries

  Consolidation of Educational Partnership into ACTV

      In July 1992, ACTV Net (formerly ACTV Interactive, Inc.) entered into a partnership agreement with Post-Newsweek Education, Inc., a wholly-owned subsidiary of the Post Company, pursuant to which ACTV Interactive ("Partnership") was formed as a Delaware general partnership for the purpose of selling products and services incorporating the Company's Individualized Programming to the education market. The Post Company received a 51% interest and ACTV Net received a 49% interest in the Partnership. On March 11, 1994, the Company purchased the Post Company's 51% interest in the Partnership for $4.5 million. The Company and the Post Company agreed to the amount of such consideration after arms-length negotiations without receiving a valuation from a disinterested third party.

  Reorganization of ACTV Entertainment and the LGV Agreements

      In March 1988, the Company formed ACTV Entertainment, as an equal stockholder with a subsidiary of Le Groupe Videotron, Ltd. ("LGV"). The Company granted to ACTV Entertainment the exclusive right to use the Company's Individualized Programming in the United States cable, DBS and broadcast television markets.

      In June 1993, LGV withdrew from its ownership in ACTV Entertainment, and the Company became the sole shareholder of ACTV Entertainment under the terms of an agreement with the subsidiary of LGV, which also settled all outstanding legal disputes between the companies. In connection with the settlement, LGV ceased paying royalties to the Company.

      Simultaneously with the change in ownership of ACTV Entertainment, the 1987 LGV exclusive foreign license for Canada, Europe and the Soviet Union was changed to a non-exclusive, royalty-free license to manufacture a set-top terminal with compatible Individualized Programming functionality for its Videoway service. The modified license also allows LGV to produce Individualized Programming for its own Videoway subscribers. LGV is not currently producing Individualized Programming. ACTV has granted Cable and Wireless Communications, who bought LGV's London cable systems, a royalty-free license through December 1998 to continue to create and distribute ACTV programming to subscribers in conjunction with the distribution of Videoway terminals.

      Board Policy and Corporate Structure of Subsidiaries

      The policy of the Company is and has been, as set forth in the prospectus relating to its initial public offering in May 1990, "to license [the Company's] technology and arrange joint ventures for its use in a number of different industries." The Board of Directors has adopted a plan to take effect in the event that an entity deemed not likely to further such policy or to act inconsistently with the best interests of all the Company's shareholders seeks to acquire or has acquired 20% or more of the Company. The text of the Board resolution relating to this issue is as follows:

      "Resolved, that it being in the best interests of the Corporation and the shareholders of the Corporation, the Board of Directors hereby approves and adopts a plan that, in the event that the Board of Directors determines that an acquirer has acquired, or seeks to acquire, 20% or more of the Corporation and that such acquirer is not a suitable acquirer since such acquirer will not further the Corporation's policy of acting as a broad licensor of the ACTV Individualized Programming, or is otherwise likely to act inconsistently with the best interests of all the Corporation's shareholders, the Board is authorized to take all necessary action (including the hiring of an investment banking firm), to offer, by invitation, non-exclusive licenses to use and exploit ACTV Individualized Programming. The terms of such licenses may include the payment of royalties consisting of a significant initial advance, minimum annual payments and/or a percentage of annual net sales, and shall be consistent with, and no less favorable than, the terms of existing licenses. The Board is authorized, in its discretion, to employ an independent investment banking firm for the purpose of evaluating the terms of such licenses. In the event that an acquirer is identified and an auction is commenced, the Board reserves the right to terminate the auction at any time prior to the Corporation's entering into the non-exclusive license agreement."

      The Board has authorized that each of the Company's direct and indirect subsidiaries (except ACTV Holdings, Inc.) have two classes of common stock and one class of preferred stock. The second class of common stock, which is equivalent in the number authorized to 20% of the total common stock authorized, carries "super-voting" powers. It is the Board's policy that up to 20% of the equity of the Company's direct and indirect subsidiaries (except ACTV Holdings, Inc.) may be allocated to executive officers, directors and employees of the Company and its subsidiaries in consideration of services rendered and to reward and motivate executives.

      The foregoing may have anti-takeover effect and may be used to delay, discourage or prevent a change in control of the Company. Pursuant to such policy Messrs. Samuels, Reese, Crowley and Cline and three other employees have been granted options to purchase Class B Common Stock of certain of the Company's subsidiaries; such common stock, if issued, will have majority voting rights in such subsidiaries. See "Management."

BUSINESS

General

      ACTV, Inc. ("Company") has developed proprietary technologies that individualize television programming ("Individualized Programming"). Individualized Programming significantly enhances the quality of most genres of television programming by allowing the viewer to make instant and seamless changes within the live or pre-recorded television programming he or she is viewing. Individualized Programming appears to be a standard TV program, but in fact is a multi-path broadcast of several elements of programming material, such as instant replay, isolation cameras, statistical data, or alternative story lines. There is no limit to the number of viewers who can interact simultaneously with the Company's Individualized Programming. The chief markets presently targeted by the Company for its Individualized Programming are in-home entertainment, particularly, sports programming, and education, with an emphasis in the education market on distance learning and Internet applications.

      A viewer of Individualized Programming chooses among the various option and features offered by using a standard remote control with four keys programmed for ACTV functionality. These keys allow access to the appropriate path to be selected. For example, in sports programming, a viewer could use the remote control to select a display of statistical data, to isolate the camera on a particular player to see an instant replay. In hockey, for example, the Company's Individualized Programming allows a viewer to select features like "Hit Parade," a recap of the game's hardest checks; "Saving Grace," a compilation of the game's best saves; "Star Cam," which provides an isolated view of a featured played; "Goals-On-Demand," a compilation of all the scores in the contest; plus, the viewer can call up in-depth statistics and instant replays, anytime. In game shows, the viewer can decide which team to play on, enter answers and receive individualized responses to his or her choices. The system's memory keeps viewers informed of their performance throughout the program and provides final results at the end of the show.

      Additionally, Individualized Programming gives television advertisers unique opportunities to target their message demographically. By asking the viewer basic questions at the beginning of the program, the Individualized Programming can recall this information during a commercial break and send the viewer an appropriate advertisement. Alternatively, before a commercial break in a sporting event, viewers are asked the type of car they would like to see: sedan, pick-up truck, sport utility or luxury sedan. The Company's Individualized Programming records this choice, then sends the requested commercial to each viewer. This same choice can be recalled at a later commercial break to provide additional information. Individualized Programming stores the responses in the system memory, and can trigger branches based on the accumulated responses at the end of the program, offering premiums, additional information, or better targeted commercial messages to each viewer and could use the remote control to answer the question being posed to the contestants.

      The Company's Individualized Programming is designed to work with both single and multiple channels of 6MHz band-width and with different modes of transmission, including cable, direct broadcast satellite ("DBS"), wireless cable, broadcast systems and distance learning networks. The Company's initial emphasis in entertainment is to deploy its programming over the digital cable systems that have upgraded their signal origination facilities (referred to in the industry as "headends") for digital delivery. Operators of upgraded systems will distribute the Company's Individualized Programming to viewers who have a digital set-top box into which the Company's software applications has been downloaded. The Company is emphasizing digital delivery over analog primarily because the channel capacity in digital transmission systems is greater and because Individualized Programming can be integrated into digital systems with no incremental hardware cost.

      The Company, working with the Sarnoff Corporation ("Sarnoff"), a world leader in the development of digital platforms, has written software to integrate the Company's Individualized Programming into digital television at no incremental manufacturing cost for the set-top terminal. The Company, is incorporating its Individualized Programming into Next Level Systems's ("Next Level") MPEG-2 digital set-top terminal.

      The Company is seeking to exploit the entertainment market, principally in the U.S., through the launch of regionally based entertainment networks ("Regional Networks"). The Company's ability to develop differentiated, high-quality branded programming in a digital entertainment environment is initially based on its key strategic alliance with FOX Sports Net. FOX Sports Net consists of 10 owned-and-operated regional sports networks, along with numerous affiliated systems across the country. Launched on November 1, 1996, the network is the United States sports telecasting arm of the worldwide sports alliance formed among News Corp., Liberty Media, and Tele-Communications Inc. In fall 1997, the network expanded its reach to nearly 60 million subscribers with the launch of numerous SportsChannel regional networks under the FOX Sports Net banner. The Company has the rights to license FOX Sports Net programming from each of FOX Sports Net's regional sports affiliates and to offer enhanced FOX Sports Net programming to any distributor that carries the corresponding regional FOX Sports Net channel. The Company intends initially to enhance FOX Sports Net's professional and college sports programs with its Individualized Programming in the West and Southwest regions of the United States. The FOX Sports Net agreement extends through June 2003.

      In the education market, the Company has developed analog and digital Individualized Programming for distance learning. The Company's distance learning system is a point to multi-point broadcast system that can deliver pre-recorded individualized lessons as well as integrate individualized lessons into live distance learning class sessions. In addition, the Company has developed of the first application of its planned Java-based software suite, "eSchool," that the Company expects will permit an instructor to use the Internet as an accompanying instructional tool during a live or pre-recorded video distance learning session.

      The Company was incorporated under the laws of the State of Delaware on July 24, 1989. The Company is the successor, by merger effective November 1, 1989, to ACTV, Inc., a California corporation, organized on July 11, 1983. The Company's executive offices are located at 1270 Avenue of the Americas, New York, New York 10020, telephone number (212) 262-2570.

Overview of the Cable, DBS and Wireless Cable Television Industry

      Cable television was introduced in the early 1950's to provide television signals to small or rural towns with little or no available off-air television signals and to communities with reception difficulties caused by terrain problems. Since that time, the cable television industry has added non-broadcast programming, utilized improved technology to increase channel capacity and expanded its service markets to include more densely populated areas and those communities in which off-air reception is not problematic. Enhanced channel capacity has increased the potential number of programming offerings available to the subscriber and, consequently, increased the potential revenue available per subscriber. State-of-the-art analog cable television systems are currently capable of providing approximately 36 to 108 channels of programming.

      Cable television systems offer customers various levels (or "tiers") of basic cable service consisting of off-air television signals of local networks, independent and educational stations, a limited number of television signals from "superstations" originating from distant cities, various satellite-delivered, non-broadcast channels and certain programming originated locally by the cable systems For an extra monthly charge, cable systems also typically offer premium television services to their customers, consisting of satellite-delivered channels generally providing feature films, live sports events, concerts and other special entertainment features.

      A cable television system consists of two principal operating components: one or more signal origination points called "headends," which receive television, radio and data signals that are transmitted by means of off-air antennas, microwave relay systems and satellite earth stations, and a signal distribution system. Each headend includes a tower, antennae or other receiving equipment at a location favorable for receiving broadcast signals and one or more earth stations to receives signals transmitted by satellite. The headend facility also houses the electronic equipment that amplifies, modifies and modulates the signals, preparing them for passage over the system's network of cables. Cable television systems may also originate and distribute their own programming and other information services.

      The signal distribution system consists of amplifiers and trunk lines, which originate at the headend and carry the signal to various parts of the system, smaller distribution cables and distribution amplifiers, which carry the signal to the immediate vicinity of the subscriber and drop lines, which carry the signal into the subscriber's home. In the past several years, many cable operators have utilized fiber optic (in place of co-axial cable) technology to transmit signals through the primary trunk lines.

      Cable television is currently available for purchase by more than 90% of the approximately 98 million U.S. television households. The cable television industry is an established provider of multichannel programming, with subscriptions from approximately 65% of total U.S. television households. Cable systems typically offer 25 to 78 channels of programming at an average monthly subscription price of $33.

      The development of digital transmission and compression technology has resulted in both opportunities and additional competition for the traditional cable television industry. While allowing for the transmission of a greater number of channels with better audio and video, it has also facilitated different modes of distribution, such as satellite and wireless transmission.

      In response to the recent success of the new digital DBS systems and to the potential competition from wireless cable, which is also converting to digital, cable operators have begun upgrading their headends. Once digital transmission is available to a customer, a cable home needs only a digital set-top terminal with ACTV software to receive Individualized Programming. NextLevel has announced orders for approximately 4 million digital set-top boxes to date.



      Digital satellite television services use communications satellites to transmit multichannel video programming directly to consumers, who receive such signals on home satellite dishes ("HSD"). With digital compression technology, each 6MHz channel can be converted on average into five or more analog channels of programming, thereby enabling the digital satellite service operation to offer a broader variety of programming choices than analog satellite systems and enabling subscribers of digital satellite services to receive laser disc-quality picture and CD-quality sound from the satellite.

      The operator of a digital satellite television service typically enters into agreements with programmers, who deliver their programming content to the digital satellite service operator via commercial satellite, fiber optics or microwave transmissions. The digital satellite service operator generally monitors such signals for quality, and may add promotional messages, public service programming or other system-specific content. The signals are then digitized, compressed, encrypted and combined with other programming and other necessary data streams (such as conditional access information). Each signal is then uplinked, or transmitted, to the transponder owned by the service operator on the service's satellite, which receives and transmits the signal to HSDs configured to receive it.

      In order to receive programming, a subscriber requires (i) a properly installed HSD and related equipment, (ii) an integrated receiver/decoder (sometimes referred to herein as the "set-top box"), which receives the data stream from each telecasting transponder, separates it into separate digital programming signals, decrypts and decompresses those signals that the subscriber is authorized to receive and converts such digital signals into analog radio frequency signals, and (iii) a television set, to view and listen to the programming contained in such analog signals.

      Digital satellite television has been one of the fastest selling consumer electronics products in U.S. history. As of December 31, 1996, there were approximately 4.4 million installed units nationwide. This installed base represents a nearly 100% increase from the approximately 2.2 million units as of the end of 1995 and more than eight times the approximately 500,000 units installed as of the end of 1994. Most industry analysts agree that the market for digital satellite products and services is growing and that there is significant unsatisfied demand for high quality, reasonably priced television programming. According to industry sources, there are approximately 98 million television households in the U.S. and it is estimated that approximately 64 million cable subscriber pay an average of approximately $33 per month for multichannel programming services. The potential market in the U.S. for DBS video, audio and data programming services consist of (i) the approximately 8 to 11 million households that do not have access to cable televisions (not "passed by cable"), (ii) the approximately 21 million households currently passed by cable television systems with fewer than 40 channels of programming, (iii) other existing cable subscribers who desire a greater variety of programming, improved video and audio quality, better customer service and fewer transmission interruptions, (iv) various commercial market applications, and (v) the approximately 2.2 million C-band satellite subscribers who may desire to migrate to digital service.

      Other potential competitors to traditional cable television operators include multi-channel multi-point distribution systems ("MMDS"), which deliver programming services over microwave channels to subscribers with special antennas, and other so-called "wireless cable" systems. According to Wireless Cable Association International, there are currently an estimated 190 wireless cable systems operating in the U.S., serving an estimated 950,000 subscribers, mostly with limited channel, analog service. Wireless cable systems may provide their customers with local programming, a potential advantage over existing digital satellite television systems. It is expected that most large wireless operators backed by local telephone companies will upgrade to digital technology over the next several years. Such upgrades will require the installation of new digital decoders in customers' homes and modifications to transmission facilities, at a potentially significant cost. Wireless cable also generally requires direct line of sight from the receiver to the transmitter tower, which creates the potential for substantial interference from terrain, buildings and foliage.

Business Strategies

Target regions where the operation's headends are being upgraded to digital. Individualized Programming in digital applications requires the system operator to upgrade the headend to digital delivery and a digital converter box to be at the subscriber's home in order to receive the Company's programming. The Company has specifically targeted certain regions of the United States for marketing and providing its Individualized Programming where the Company believes a greater proportion of cable operators are upgrading their headends and have indicated they will be offering digital converter boxes to their cable subscribers. The Company plans to launch its first individualized regional network in the Southwest.

Negotiate and sign affiliate agreements with cable operators to provide the Individualized Programming to their subscribers. The Company is in preliminary discussions with a number of cable operators whose cable systems are in the Southwest to sign affiliate agreements to carry Individualized Programming and to market it to their subscribers. The Company believes that its regional sports programming will provide cable operators with a potentially significant source of new revenues from a completely new and differentiated product offering that is unavailable through DBS.

Through a focused marketing effort, educate both cable operators and potential subscribers about the benefits of Individualized Programming. The Company believes that as cable operators become better educated about the benefits of Individualized Programming and understand the additional revenues that can be earned by providing it to their subscribers, the Company's revenues and penetration rates will increase. As consumers and cable operators understand that the Company can provide a significantly better way of viewing a sporting event or news program, the Company believes its penetration rates will grow. Key marketing efforts will include: (1) possibly offering Individualized Programming free of charge for one month to potential new subscribers; (2) cross-promotional activities with programming content providers such as FOX Sports Net; (3) cross-promotional activities with cable operators and (4) traditional print media, television advertising, and other marketing strategies.

      Keep programming costs low during the Company's first few years of operation and expand its penetration, primarily through sports programming. The Company believes that sports will be the most popular programming genre for attracting new subscribers to Individualized Programming. Therefore, it is the Company's intention to keep programming costs low by primarily focusing on just sports programming until operating results allow for additional programming such as music, game shows, and other subjects to appeal to potential subscribers who may have interest in these subjects and be less interested in sports programming.

In the education market the Company intends to implement the following strategies:

Emphasize the collaborative development of program content. The target market for the Company's education products includes schools, state and local agencies, universities and private business. In addition to authoring the software necessary to implement the Company's distance learning and Internet products, the Company provides content development services.

Create joint ventures with customers to market the customer's content to other users. The educational programming developed by customers using the Company's education products in many instances has application for others. The Company intends, jointly with customers who develop programs, to market such programs to other potential users.

Develop proprietary programming content. The Company believes that programming content can be developed that will have application for many existing and potential clients. The Company intends to develop such programming content either entirely itself or by acquiring rights to existing education content and subsequently adapting it for distance learning application.

Individualized Programming

General

      The Company's process of creating Individualized Programming involves viewer selection from a multiple number of frame-synchronized video, graphics, and/or audio signals delivered at one time. Viewers see and/or hear only one of the signals at a given moment; the others remain transparent. Each viewer interacts with the programming individually by making selections or decisions using a traditional remote control. In response to these keyed inputs, the Individualized Programming seamlessly switches from one signal to another, giving each viewer his or her appropriate response. The viewer cannot detect when such a switch takes place because it occurs with frame accuracy.

      The results appear seamless and uninterrupted - for the viewer the programming is completely individualized. Although an individualized program and its associated branches are taped in a normal linear fashion, the program, when shown, has thousands of possible variations available for each viewer to experience. The particular version seen is based on each viewer's individually selected preferences and inputs. An unlimited number of independent viewers can interact with an ACTV Program simultaneously.

      To develop Individualized Programming the Company generally seeks to form joint ventures or licensing agreements with producers of standard linear shows or with networks that have rights to such shows. Individualized Programming can be created in a number of ways: enhancing existing programs that have been produced in a standard linear format, adding "piggy-back" branch alternatives during the shooting of ongoing shows, or creating entirely original productions.

      The cost of the Company's original productions is higher than a linear version of the same program of comparative length. However, production costs are significantly lower than regular linear television shows when existing material can be enhanced, or when productions are "piggy-backed." Production costs vary significantly based upon the nature and type of programming to be produced. An advantage of Individualized Programming is its higher repeatability, as compared to standard programming, since an Individualized Program's cost can be amortized over a greater number of showings.


Entertainment Programming

      The Company's business plan is to develop regional television networks, offered by traditional distributors of television programming, that will feature traditional genres of programming. The differentiation afforded by the Company's Individualized Programming will allow distributors to offer their customers ACTV Programs on a subscription basis. The regional television networks will provide distributors with the potential of significant additional revenue, as well as an opportunity to differentiate their service offerings and accelerate the deployment of digital set-tops.

      Examples of the Company's entertainment programming are:

      Sports. Individualized sports will allow viewers to access elements that enhance each game's regular coverage during the game. In hockey, for example, the Company's Individualized Programming allows a viewer to select features like "Hit Parade," a recap of the game's hardest checks; "Saving Grace," a compilation of the game's best saves; "Star Cam," which provides an isolated view of a featured played; "Goals-On-Demand," a compilation of all the scores in the contest; plus in-depth statistics and instant replay, anytime.

      News. Individualized Programming allows the viewer to go deeper into the news presented by the linear program. In the first section of an evening news program, viewers can access more information about the story they are watching, calling up "datapoints" -- additional facts about the story presented. They can also access maps, graphs, charts, or other enhancements to the linear story. As the program continues, viewers can choose between the linear program, expanded coverage of the day's top stories, or other kinds of news (international, financial, etc.) in which they may have a particular interest.

      Game Shows. Individualized Programming allows each viewer to actively participate in the game. The viewer can decide which team to play on, enter answers and receive individualized responses to his or her choices. The system's memory keeps viewers informed of their performance throughout the program and provides final results at the end of the show. Advertisers and sponsors can then offer promotional premiums to the viewers with the best scores.

      Advertising. Individualized Programming gives television advertisers unique opportunities to target their message demographically. By asking the viewer basic questions at the beginning of the program, the Individualized Programming can recall this information during a commercial break and send the viewer the appropriate advertisement. A second advantage for advertisers is the concept of individualized commercials. For example, before a commercial break in a sporting event, viewers are asked which type of car they would like to see: sedan, pick-up truck, sport utility or luxury sedan. The Company's Individualized Programming records this choice, then sends the requested commercial to each viewer. This same choice can be recalled at a later commercial break to provide additional information. Individualized Programming stores the responses in the system memory, and can trigger branches based on the accumulated responses at the end of the program, offering premiums, additional information, or better targeted commercial messages to each viewer.

Education

      The Company has developed, and is continuing the development of, new two-way analog and digital programming technologies for distance learning. The Company offers a point-to-multipoint broadcast system that can deliver pre-recorded individualized lessons or can integrate individualized segments into live distance learning lessons. Students receive individualized responses to their input made with a simple remote control. At the end of the lesson, the system's memory component can recall each student's performance throughout the lesson, giving the local facilitator a detailed accounting of the results.

      Distance learning ("DL") networks typically involve a teacher at a central telecasting site distributing a lesson to multiple remote classroom sites. Individualized Programming tools allow the teacher to create questions or offer choices relating to the lesson and pre-record individualized responses. At selected points in the lesson, the DL teacher can initiate the questions and interactions, with each student across the network receiving individualized responses. In addition, Individualized Programming gives the teacher immediate feedback on the classes' responses, allowing the teacher to pace the lesson accordingly.

      The Company's distance learning system was commercially introduced with an installation in Georgia beginning in late 1995. The Company's contract with Georgia was recently extended and expanded for a third year.

      In 1995, the Company signed an agreement with NextLevel to allow Individualized Programming for distance learning to be integrated with NextLevel's DigiCipher(R) system. The new digital system will allow programming networks to develop individualized programming and distribute it digitally to their customers.

      In early 1997, the Company began the development of the first applications of its Java-based software suite, "eSchool", which permits an instructor to use the Internet as an accompanying instructional tool during a video distance learning session. (Java is a programming language developed for the Internet by Sun Microsystems.) eSchool, which integrates Web content and a chat application with educational video, effectively creates a "virtual" classroom. eSchool software can be used for pre-recorded as well as live programming, while the video can come from any source. The Company recorded its first eSchool sale in mid-1997, through a $210,000 contract with the School District of Philadelphia. Philadelphia Schools will use the eSchool online service to create and deliver new instructional programs and for staff development.

      In addition, the Company has enhanced 127 educational television titles with its Individualized Programming and has distributed the programs in the kindergarten to 12th grade market. The programs focus on reading, math, and vocational education. These products represented a majority of the Company's revenue prior to the commercial introduction of the distance learning system but are no longer a focus of the Company's marketing efforts. Education products are marketed through both a direct and distributor sales force.

Programming Relationship with FOX Sports Net

      In December 1996, the Company completed a successful, 18-month Individualized Programming trial in greater Los Angeles. The Company's Individualized Programming was delivered to 1,000 cable subscribers of the TCI of Ventura County cable system. Sports programming for the trial was supplied to the Company by FOX Sports West. Viewers participating in the trial were able to individualize FOX Sports West offerings such as L.A. Lakers basketball, L.A. Kings hockey, and California Angels baseball.

      FOX Sports Net is the domestic telecasting arm of the worldwide sports alliance recently formed between News Corporation, Liberty Media and TeleCommunications Inc. Fox Sports Net consists of 10 owned-and-operated regional sports networks, along with numerous affiliated systems across the country. Launched on November 1, 1996, the network is the United States sports telecasting arm of the worldwide sports alliance formed among News Corp., Liberty Media, and Tele-Communications. In fall 1997, the network expanded its reach to nearly 60 million subscribers with the launch of numerous SportsChannel regional networks under the FOX Sports Net banner. The FOX Sports Net regional networks offer their programming for distribution as a basic service-all homes served by the distributor receive the service as part of the standard programming tier.

      In December 1996, the Company and FOX Sports Net entered into a master programming agreement that extends through June 30, 2003 and covers all FOX Sports Net programming. The agreement grants the Company the right to license FOX Sports Net programming from each FOX Sports Net regional sports network and rebroadcast an Individualized Programming version of the program in the respective FOX Sports Net regional territory. The Company intends to enhance FOX Sports Net's professional and college sports programs with its Individualized Programming. Under terms of the agreement, the Company has the right to offer enhanced FOX Sports Net programming to any distributor that carries the corresponding regional FOX Sports Net channel. In each region, the Company and FOX Sports Net will work together to develop innovative sports programming, which will be the basis for differentiated programming services offered by the Company. FOX Sports Net will receive a share of subscriber fee and advertising revenue generated by the Company's future individualized television networks located within FOX Sports Net regions.

      Based on the success of the Individualized Programming trial in TCI's Ventura County System, as well as the relationship with FOX Sports Net, the Company plans to launch regional individualized networks within the regions served by FOX Sports Net, commencing in the region served by Fox Sports Southwest. Current plans are for the launch of the first individualized network in the late fourth quarter of 1997 or early in 1998. FOX Sports Southwest distributes programming to 5.1 million households in Texas, Louisiana, Arkansas, Oklahoma and nine New Mexico counties. The Company has also announced plans to launch networks in the regions served by FOX Sports West, FOX Sports Northwest, and the Sunshine Network, an affiliate in Florida. The planned regional networks, like the recently completed trial, will feature FOX Sports Net regional programming enhanced by the Company's Individualized Programming. Subsequently, over time, the Company will produce other national programming and make such programming available to the regional networks. The Company will be responsible for the incremental content, transmission, delivery and master control costs incurred in connection with the product enhancement of the Individualized Programming to be presented through its regional networks.

      The Company has chosen these regions for deployment of Individualized Programming because it is the Company's belief that these regions will be among those targeted for the initial distribution of digital set-top boxes by cable operators. The Company will direct its marketing of the regional networks toward those cable operators in each respective FOX Sports Net regional market who are upgrading their distribution facilities to digital and buying digital set-top boxes. Expansion could follow either in additional FOX Sports Net regions or in other regional sports markets.

Production

Entertainment

      ACTV Programs for entertainment are distributed within each region from a master control facility, which includes the necessary equipment to both produce and distribute Individualized Programming. The Company has built a master control facility, which is located at the headquarters of FOX Sports Southwest in Irving, Texas, to serve the Southwest region. The Company expects this facility to be operational by the fourth quarter of 1997.

Education

      The major components of the Company's DL television product are authoring software, which permits the development of individualized education programming, and hardware installed at the receiving site, which connects the student to the system. The authoring software is designed to enable the teacher, using a standard personal computer, video camera and other standard ancillary hardware to produce the lessons to be telecast. The Company provides training and support in the use of the authoring software, so that programming can be produced by the customer in its own facilities.

      eSchool consists of both instructor and student user software, authorizing software, and database assessment software. In addition, the Company provides Internet content development assistance and consulting to schools and universities.

Product Development

Current Development

      The Company's current research and development efforts are focused primarily on digital application of its Individualized Programming and Internet software for the education market. The Company entered into a collaborative agreement in August 1995 with Sarnoff to investigate and develop digital applications of its Individualized Programming. The Company, Sarnoff, and NextLevel are completing the project to incorporate the Company's Individualized Programming into NextLevel's new MPEG-2 digital set-top cable box. The Company is also in the process of expanding and further refining its Individualized Programming to incorporate additional functionalities that can be used in the digital cable platform. Research and development of the Company's eSchool software suite for the Internet is expected to be on-going throughout 1997 and beyond.

Functionality

      Individualized Programming allows a television set-top terminal to receive information from codes either embedded into the video program material or delivered in a data packet. It thus maintains "memory" on the progress of the viewer and provides automatic branching. At appropriate times during the program, the set-top will make branch switches automatically, accumulate data, recall information, create graphics and/or implement a pre-programmed set of instructions.


      In single-channel, analog (6MHz of band-width) applications, Individualized Programming can individualize audio and/or graphics, based on multiple signals. When additional analog channels of band-width are available, video can be individualized as well.

      In digital systems, multiple video, audio and graphics can be individualized in 6MHz of band-width. Sarnoff has written software that enables the implementation of Individualized Programming into digital television systems. Individualized Programming can be delivered through any digital video system and received by a standard digital set-top terminal such as NextLevel's DCT 1000. The Company's small software application can be installed during the manufacturing process or can be later downloaded into each set-top terminal. There is no additional memory or hardware necessary to upgrade a digital set-top terminal to deliver the Company's Individualized Programming to subscribers.

         Individualized Programming can be transmitted through any service provider's channel, and Individualized Programming can even be broadcast under the new digital television standard recently approved by the FCC. Individualized Programming uses one 6 MHZ channel with 64 OAM, or 8VSB modulation techniques providing adequate data rates to support the Company's programming. The Individualized Programming is channel independent and can be transmitted over any 6 MHZ channel using any practical modulation scheme. The content will be created in each of the Company's regional production facilities and then distributed to operators throughout the region via a number of different delivery options. These options include land lines and satellite. The distribution method will be determined by the geographical nature of the region and the economic viability of the different delivery techniques available in each specific region. The Company will deliver to the service provider a complete MPEG-2 compatible transport stream containing all of the necessary information for the application to run properly in its system.

      The Company's signal is received at the cable operator's distribution facility by an appropriate receiver. The service provider will simply have to pass the signal through its CA (Conditional Access) system and send the signal out to its customers. Utilizing standard MPEG-2 compression techniques at a 4:1 compression ratio, the Company will provide its service through a single 6 MHZ channel. The Company does not require any back channel capability to support the programming. Individualized Programming creates an individualized look and feel by using relational database management and a very small amount of local memory in order to create millions of possible variations.

      The Company's application software uses approximately 25 Kilobytes of code space, either ROM (Read Only Memory), PROM (Programmable Read Only Memory) or EEPROM (Electrical Erasable PROM). The application requires a small amount of scratch pad memory, RAM (Random Access Memory) up to 2KB. While the application does not require any NVRAM (Non-Volatile RAM), up to 1KB of NVRAM for future back channel applications is beneficial.

      Individualized Programming seamlessly switches the user through multiple channels of video and audio in response to the user's inputs throughout the program. The switch may be delayed as long as the script writer chooses. The seamless switch is accomplished by utilizing a sub set of the MPEG-2 syntax for splicing. Individualized Programming switching is much simpler than creating a seamless splice between two unrelated video streams because the video and audio encoders are collocated.

      The Company's Individualized Programming employs a command language that is used to configure the set-top converter and control the information that the user sees under specific conditions. The command language requires a small amount of additional bandwidth in the channel and approximately 2 Kilobytes/sec of additional data must be sent in a digital system. When commands are received by the application software running in the set-top converter, they are processed by the software and the correct information is presented.

Government Regulation.

      The Company believes that neither its present or future implementation of its Individualized Programming is subject to any substantial government regulation. However, the broadcast industry in general, and cable television, DBS and wireless communication in particular are subject to substantial government regulation.

      Pursuant to the federal legislation enacted in 1992 (" 1992 Cable Act"), the Federal Communications Commission ("FCC") substantially re-regulated the cable television industry in various areas including rate regulation, competitive access to programming, "must carry," and retransmission consent for broadcast stations. These rules, among other things, restrict the extent to which a cable system may profit from, or recover costs associated with, adding new program channels, impose certain carriage requirements with respect to television broadcast stations, limit exclusivity provisions in programming contracts and require prior notice for channel additions, deletions and changes. The United States Congress and the FCC also have under consideration, and may in the future adopt new laws, regulations and policies regarding a wide variety of matters which could, directly or indirectly, materially adversely affect the operations of the Company.

Set-Top Converters, Terminals, and Other Interactive Devices

      The Company does not intend to manufacture set-top converters, terminals, video servers, or other interactive devices. This equipment will be supplied to the Company pursuant to agreements between the Company and equipment suppliers.

      In April 1996, the Company and NextLevel signed a non-exclusive, royalty-free manufacturing agreement for NextLevel's MPEG-2 digital terminal. Sarnoff is working with NextLevel to integrate Individualized Programming into this digital terminal. The project is scheduled for completion in the fourth quarter of 1997. In August 1997, NextLevel Systems, Inc. invested $1 million in the Common Stock of the Company. The companies also agreed to jointly market the Company's individualized television application that operates with NextLevel's current generation digital systems and consumer set-top terminals.

      The Company also has a non-exclusive, royalty-free manufacturing license with LGV that allows the latter to incorporate the Company's Individualized Programming into its analog set-top cable boxes. The Company intends to grant licensees similar to those granted to LGV to other manufacturers that are selected by the future distributors of Individualized Programming. ACTV does not anticipate deploying its programming service with other digital set-top box manufacturers until early 1999.

      In the education market, the Company has entered into an arrangement with NextLevel pursuant to which Individualized Programming for distance learning will be integrated with NextLevel's DigiCipher system. The new digital system, which combines the Company's Individualized Programming and NextLevel's DigiCipher System, will allow programming networks to develop the Company's Individualized Programming and distribute it digitally to their customers. The development of the new digital distance learning system was completed in the second quarter of 1997.

      The Company has a non-exclusive agreement with KDI Precision Products, Inc. ("KDI") to manufacture the Company's classroom and distance learning systems that incorporate Individualized Programming. KDI sells the systems to the Company at prices and in accordance with a delivery schedule agreed upon from time to time. KDI also is a distributor of components such as television monitors, VCRs, remote controls, printers and cabinets used in conjunction with the systems. The agreement renews automatically for successive one-year terms unless terminated by either party on six-months' written notice.

      KDI is currently the only manufacturer of the classroom and distance learning systems. The Company believes that KDI can produce sufficient systems to meet the anticipated needs of the Company in the education marketplace. In the event that KDI were unable to supply the systems, there can be no assurance that the Company could produce sufficient systems or obtain sufficient systems from another manufacturer at an acceptable price. The inability of the Company to obtain systems would have a material adverse effect on the business of the Company.

      There can be no assurance that the Company will be successful in developing additional manufacturing licenses.

Patents and Other Intellectual Property

      The Company has sought to protect the proprietary features of its Individualized Programming through patents, copyrights, confidentiality agreements, and trade secrets both in the United States and overseas. As of the present time, the United States Patent and Trademark Office has issued thirteen patents, with six additional patents pending. The patents, which deal with different aspects of Individualized Programming, expire at various dates from 1998 to 2014.

      Corresponding patents for some of the above U.S. patents have been granted or are pending in Canada, Japan, Australia and the European Patent Office. When a patent is granted by the European Patent Office, and upon the filing of appropriate translations, protection will be available in the designated European countries. The Company believes such patents will strengthen its competitive position in the aforementioned countries.

      The inventors named on all of the patents issued have assigned to the Company all right, title, and interest in and to the above U.S. patents and any corresponding foreign patents or applications based thereon. In addition, Dr. Michael Freeman, the principal inventor of Individualized Programming and a current employee of the Company, has agreed to assign to the Company the rights and title in and to all future patents and applications, and any corresponding foreign patents or application relating to the Individualized Programming.

      There can be no assurance that the patents held by the Company are enforceable, particularly in view of the high cost of patent litigation, nor can there be any assurance that the Company will derive any competitive advantages therefrom. To the extent that patents are not issued for any other products developed by the Company, the Company would be subject to more competition. The issuance of patents may be insufficient to prevent competitors from essentially duplicating the Company's products by designing around the patented aspects. In addition, there can be no assurance that the Company's products will not infringe on patents owned by others, licenses to which may not be available to the Company, nor that competitors will not develop functionally similar products outside the protection of any patents the Company has or may obtain.

      The Company requires each of its employees, consultants and advisors to execute a confidentiality and assignment of proprietary rights agreement upon the commencement of employment or a consulting relationship with the Company. These agreement generally provide that all inventions, ideas, and improvements made or conceived by the individual arising out of the employment or consulting relationship shall be the exclusive property of the Company. In addition, all proprietary information shall be kept confidential and not disclosed to third parties, except by consent of the Company or in other specified circumstances. There can be no assurance, however, that these agreements will provide effective protection for the Company's proprietary information in the event of unauthorized use or disclosure of such information.

Competition

      The business of providing subscription and pay television programming is highly competitive. The Company faces competition from numerous other companies offering video, audio and data products and services. The Company's existing and potential competitors comprise a broad range of entities engaged in communications and entertainment, including cable programming providers, cable premium pay programming providers (such as HBO, Cinemax etc.), premier multiplex pay channels under the digital format, pay-per-view movies and special event offerings, television networks, home video products companies, as well as companies developing new technologies and programming concepts. Many of the Company's competitors have greater financial, marketing and programming resources than the Company. The Company expects that quality, uniqueness and variety of programming, quality of picture and service and cost will be the key bases of competition. The Company may also experience competition from other programming alternatives that may provide new sources of revenue to cable operators.

      At the present time, there are a number of different new television technologies, often labeled as interactive television, that have been developed or are under development by others that might be considered competitive with the Company's Individualized Programming. These new technologies, in general, are delivered via cable television, or through play-along devices that are attached to the television set. To the best of the Company's knowledge, none of the point to multi-point systems based on these technologies allows the viewer to affect what is seen on the television in the same manner or to the extent of Individualized Programming, which is unique in its approach and function.

In the education market, the Company competes with other providers of distance learning products. Nearly all of the competitors of the Company have greater financial, and other, resources than the Company.

Employees

      At November 18, 1997, the Company employed 35 full-time employees. The Company believes that its relationships with its employees are generally satisfactory.

Property - Offices and Facilities

      The Company maintains its principal and executive offices at Rockefeller Center, 1270 Avenue of the Americas, New York, New York, where it leases approximately 8,000 square feet at a rent of approximately $22,200 per month pursuant to a lease that expires in January 2001. The Company maintains an engineering staff and an editing studio at 1600 Broadway, New York, New York, where it leases approximately 2,500 square feet at a rent of $3,450 per month, pursuant to a lease that expires in December 1999. In addition, the Company maintains offices at 9454 Wilshire Boulevard, Beverly Hills, California, which are leased on a month-to-month basis for approximately $1,350 per month. In addition, ACTV Entertainment leases a facility in Dallas of 2,972 square feet for a monthly rent of approximately $5,950, pursuant to a lease that expires in October 1998. The Company believes its current facilities are suitable and adequate, and that they provide the productive capacity necessary for the performance of the operations of the Company. None of the Company's properties is leased from affiliated persons.

Legal Proceedings

      There are no pending material legal proceedings to which the Company is a party.

                            SELLING SECURITY HOLDERS

      All of the Security Holders' Shares to which this Prospectus relates may be sold by Selling Security Holders who have acquired or will acquire such shares from the Company previously or will acquire such shares (i) upon the exercise of currently exercisable options, warrants and pursuant to SARs, or
(ii) upon conversion of the 7% Convertible Preferred Stock of the corporation. The Company will not receive any of the proceeds from sales of such shares by Selling Security Holders, but will receive the exercise price upon the exercise of options or warrants by Selling Security Holders.

      All costs, expenses and fees in connection with the registration of the Security Holders' Shares will be borne by the Company. All brokerage commissions, if any, attributable to the sale of Security Holders' Shares by Selling Security Holders will be borne by such Selling Security Holders.

      The Selling Security Holders are offering hereby a total of 3,216,091 shares of Common Stock. The following table sets forth the name of each person who is a Selling Security Holder, the number of securities owned by each such person at the time of this offering and the number of shares of Common Stock such person will own after the completion of this offering. The following table assumes the exercise of all options and warrants beneficially owned by each such security holder.


---------------------------------------------------------------------------------------------------------------------------------
|                                    |                |              |                       |                   |              |
|                                    |  Beneficial    |              |                       |                   |              |
|                                    |   Ownership    |              |                       |    Beneficial     |              |
|                                    |   Prior to     |              |  Shares Included in   | Ownership After   |              |
|                Name                | Offering (1)   |      %       |  This Offering (2)    |     Offering      |      $       |
|                ----                | ------------   |      -       |  -----------------    |     --------      |              |
|------------------------------------|----------------|--------------|-----------------------|-------------------|--------------|
|
| NextLevel Systems, Inc.            |        400,000 |         2.8% |               400,000 |                 0 |            * |
|------------------------------------|----------------|--------------|-----------------------|-------------------|--------------|
| Sarnoff Corporation                |        100,000 |            * |           (3) 100,000 |                 0 |            * |
|------------------------------------|----------------|--------------|-----------------------|-------------------|--------------|
| Libra Investments, Inc.            |        280,000 |         1.9% |           (4)  30,000 |           250,000 |         1.7% |
|------------------------------------|----------------|--------------|-----------------------|-------------------|--------------|
| Ravich Revocable Trust             |         45,000 |            * |           (5)  45,000 |                 0 |            * |
|------------------------------------|----------------|--------------|-----------------------|-------------------|--------------|
| Charles Yamarone                   |         15,000 |            * |           (6)  15,000 |                 0 |            * |
|------------------------------------|----------------|--------------|-----------------------|-------------------|--------------|
| Robert Morrish                     |         10,000 |            * |           (6)  10,000 |                 0 |            * |
|------------------------------------|----------------|--------------|-----------------------|-------------------|--------------|
| David Alworth                      |        100,000 |            * |           (7) 100,000 |                 0 |            * |
|------------------------------------|----------------|--------------|-----------------------|-------------------|--------------|
| Cindi Baker                        |         66,000 |            * |           (8)  16,000 |            50,000 |            * |
|------------------------------------|----------------|--------------|-----------------------|-------------------|--------------|
| James Crook                        |        125,294 |            * |           (8)  67,000 |            58.294 |            * |
|------------------------------------|----------------|--------------|-----------------------|-------------------|--------------|
| Brent Imai                         |         70,000 |            * |           (8)  20,000 |            50,000 |            * |
|------------------------------------|----------------|--------------|-----------------------|-------------------|--------------|
| Craig Ullman                       |        110,000 |            * |           (8)  60,000 |            50,000 |            * |
|------------------------------------|----------------|--------------|-----------------------|-------------------|--------------|
| Banca del Gottardo                 |      1,916,667 |        12.0% |          (9)1,666,667 |           250,000 |         1.7% |
|------------------------------------|----------------|--------------|-----------------------|-------------------|--------------|
| Linda Baldomir                     |         12,000 |            * |           (6)   4,000 |             8,000 |              |
|------------------------------------|----------------|--------------|-----------------------|-------------------|--------------|
| Richard Barron                     |         50,000 |            * |           (6)  25,000 |            25,000 |            * |
|------------------------------------|----------------|--------------|-----------------------|-------------------|--------------|
| Richard Carvalho                   |         10,000 |            * |           (6)  10,000 |                 0 |            * |
|------------------------------------|----------------|--------------|-----------------------|-------------------|--------------|
| Robert Cohen                       |         25,000 |            * |           (6)  25,000 |                 0 |            * |
---------------------------------------------------------------------------------------------------------------------------------


                                       34


---------------------------------------------------------------------------------------------------------------------------------
| Emile Courreges                    |         12,500 |            * |           (6)  12,500 |                 0 |            * |
|------------------------------------|----------------|--------------|-----------------------|-------------------|--------------|
| William Diggins                    |         25,000 |            * |           (6)  25,000 |                 0 |            * |
|------------------------------------|----------------|--------------|-----------------------|-------------------|--------------|
| Ed Downe                           |         50,000 |            * |           (6)  25,000 |            25,000 |            * |
|------------------------------------|----------------|--------------|-----------------------|-------------------|--------------|
| Carl Duda                          |         25,000 |            * |           (6)  25,000 |                 0 |            * |
|------------------------------------|----------------|--------------|-----------------------|-------------------|--------------|
| William Frank                      |         25,000 |            * |       (6)(10)  25,000 |                 0 |            * |
|------------------------------------|----------------|--------------|-----------------------|-------------------|--------------|
| Michael Freeman                    |        306,598 |         2.1% |           (6) 100,000 |           206,598 |         1.4% |
|------------------------------------|----------------|--------------|-----------------------|-------------------|--------------|
| Jeff Harrington                    |         15,000 |            * |           (6)  15,000 |                 0 |            * |
|------------------------------------|----------------|--------------|-----------------------|-------------------|--------------|
| Edward Hunt                        |         12,500 |            * |           (6)  12,500 |                 0 |            * |
|------------------------------------|----------------|--------------|-----------------------|-------------------|--------------|
| Lee Isgur                          |         25,000 |            * |           (6)  25,000 |                 0 |            * |
|------------------------------------|----------------|--------------|-----------------------|-------------------|--------------|
| Edward Pete                        |         15,000 |            * |           (6)  15,000 |                 0 |            * |
|------------------------------------|----------------|--------------|-----------------------|-------------------|--------------|
| Steven Mallios                     |         25,000 |            * |           (6)  25,000 |                 0 |            * |
|------------------------------------|----------------|--------------|-----------------------|-------------------|--------------|
| Dan Mahony                         |         39,000 |            * |           (6)  25,000 |            14,000 |            * |
|------------------------------------|----------------|--------------|-----------------------|-------------------|--------------|
| Steven Schuster                    |         12,500 |            * |       (6)(11)  12,500 |                 0 |            * |
|------------------------------------|----------------|--------------|-----------------------|-------------------|--------------|
| Howard Squadron                    |        127,767 |            * |          (12)  50,000 |            77,767 |            * |
|------------------------------------|----------------|--------------|-----------------------|-------------------|--------------|
| William Magenau                    |         10,000 |            * |          (13)  10,000 |                 0 |            * |
|------------------------------------|----------------|--------------|-----------------------|-------------------|--------------|
| Comstar Computer                   |         37,000 |            * |          (14)  25,000 |            12,000 |            * |
|------------------------------------|----------------|--------------|-----------------------|-------------------|--------------|
| Mark Hochberg                      |         46,500 |            * |          (15)  20,000 |             8,000 |            * |
|------------------------------------|----------------|--------------|-----------------------|-------------------|--------------|
| Wayne Hochberg                     |         38,500 |            * |          (15)  20,000 |                 0 |            * |
|------------------------------------|----------------|--------------|-----------------------|-------------------|--------------|
| Sheila Kaplowitz                   |         50,000 |            * |          (16)  50,000 |                 0 |            * |
|------------------------------------|----------------|--------------|-----------------------|-------------------|--------------|
| MWW Group                          |          11,592|             *|                11,592 |                 0 |             *|
|------------------------------------|----------------|--------------|-----------------------|-------------------|--------------|
| Paul Daniels                       |         36,667 |            * |          (17)  26,667 |            10,000 |            * |
|------------------------------------|----------------|--------------|-----------------------|-------------------|--------------|
| Robert S. Richardson Family Trust  |         13,333 |            * |          (18)  13,333 |                 0 |            * |
|------------------------------------|----------------|--------------|-----------------------|-------------------|--------------|
| Leland Tate                        |         13,333 |            * |          (18)  13,333 |                 0 |            * |
|------------------------------------|----------------|--------------|-----------------------|-------------------|--------------|
| Richard Hughes                     |         13,333 |            * |          (18)  13,333 |                 0 |            * |
|------------------------------------|----------------|--------------|-----------------------|-------------------|--------------|
| Thomas Obradovich                  |         13,333 |            * |          (18)  13,333 |                 0 |            * |
|------------------------------------|----------------|--------------|-----------------------|-------------------|--------------|
| Jon D. Kostival                    |         13,333 |            * |          (18)  13,333 |                 0 |            * |
|------------------------------------|----------------|--------------|-----------------------|-------------------|--------------|
| Total                              |                |              |             3,216,091 |                   |              |
---------------------------------------------------------------------------------------------------------------------------------

(1) Includes (i) shares issuable upon exercise of all options, warrants and Convertible Preferred Stock, based on current conversion prices and formulas (some of which are subject to adjustment based on market fluctuations) for which the underlying shares of Common Stock are being offered hereby (ii) shares issuable upon exercise of all options, warrants and Convertible Preferred Stock, based on current conversion prices and formulas provided such securities are exercisable within the sixty days commencing on the date of the Prospectus and (iii) shares that have been registered on previous registration statements but have not been sold as of November 5, 1997.

(2) Gives effect to the sale of all the shares of Common Stock being offered hereby.


(3) Consists of shares issuable upon exercise of options to purchase shares of the Common Stock at $3.75 share.

(4) Jess Ravich, Chairman, Chief Executive Officer and principal shareholder of Libra Investments, Inc. ("Libra") is a director of the Company. Mr. Ravich disclaims any beneficial interest in the holdings of Libra, except to the extent of his interest in Libra. Consists of shares issuable upon exercise of warrants to purchase 30,000 shares of Common Stock at $1.50 per share.

(5) Jess Ravich, a trustee to the trust, is a director of the Company. Consists of shares issuable upon exercise of warrants to purchase 45,000 shares of Common Stock at $1.50 per share.

(6) Consists of shares issuable upon exercise of warrants or options to purchase Common Stock at a $1.50 per share.

(7) Consists of shares issuable upon exercise of warrants or options to purchase 50,000 shares of Common Stock at a $1.50 per share and 50,000 shares issued pursuant to the exercise of stock appreciation rights.

(8) Consists of shares issued pursuant to the exercise of stock appreciation rights.

(9) Included among the shares being registered are 1,333,333 shares issuable upon the conversion of 80,000 shares of the Company's 7% Convertible Preferred Stock. Also included among Beneficial Ownership Prior to Offering are shares issuable upon exercise of warrants to purchase 250,000 shares of Common Stock at a purchase price of $2.50 per share, which are not being registered in this Offering.

(10)  Mr. Frank is a director of the Company.

(11)  Mr. Schuster is a director of the Company.

(12) Mr. Squadron served as director of the Company until 1996. Consists of shares issuable upon exercise of warrants to purchase 50,000 shares of Common Stock at $2.00 per share.

(13) Consists of 10,000 shares issuable upon the conversion of 600 shares of the Company's 7% Convertible Preferred Stock.

(14) Includes shares issuable upon the exercise of options to purchase 25,000 shares of Common Stock at $4.00 per share.

(15) Mark Hochberg and Wayne Hochberg each own 50% of Comstar Computer, which beneficially owns 37,000 shares of Common Stock. Each of them disclaim beneficial ownership of such shares except to the extent of their ownership in Comstar Computer.

(16) Ms. Kaplowitz is the wife of a partner at the firm of Gersten, Savage, Kaplowitz & Fredericks, LLP, Company counsel.

(17) Consists of 26,667 shares issuable upon the conversion of 1,600 shares of the Company's 7% Convertible Preferred Stock.

(18) Consists of 13,333 shares issuable upon the conversion of 800 shares of the Company's 7% Convertible Preferred Stock.

                          DESCRIPTION OF CAPITAL STOCK

      The total authorized capital stock of the Company consists of 65,000,000 shares of Common Stock, par value $0.10 per share, and 1,000,000 shares of Preferred Stock, par value $0.10 per share. The following descriptions of capital stock are qualified in all respects by reference to the Restated Certificate of Incorporation and By-Laws of the Company, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

      The holders of Common Stock will elect all directors and are entitled to one vote for each share held of record. As of the date of this Prospectus, 14,434,612 shares of Common Stock were issued and outstanding. All shares of Common Stock will participate equally in dividends, when and as declared by the Board of Directors and in net assets on liquidation. The shares of Common Stock will have no preference, conversion, exchange, preemptive or cumulative voting rights.

PREFERRED STOCK

      The Company's Articles of Incorporation authorize the issuance of 1,000,000 shares of Preferred Stock with designations, rights and preferences determined from time to time by its board of directors. Accordingly, the Company's Board of Directors is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion or other rights that could adversely affect the rights of holders of the Common Stock. Except as set forth below, the Company has no current plans to issue any shares of its Preferred Stock, but there can be no assurance that it will not do so in the future.

      The Company has designated 120,000 shares of its Preferred Stock as Series A 7% Convertible Preferred Stock ("Class A Stock"). In November 1997, the Company issued 86,200 shares of the Class A Stock in exchange for consideration equal to $25.00 per share. The Class A Stock has a liquidation preference $25.00 per share and pays a dividend, in cash or accumulated and pain in Common Stock upon conversion, of 7% per annum. The Class A Stock is convertible into Common Stock. The number of shares issued upon conversion are determined by dividing the liquidation value of $25.00 plus accrued dividends by the conversion price of $1.50 per common share.

OTHER DERIVATIVE SECURITIES

      In August 1996, one of the Company's wholly-owned subsidiaries conducted a private placement in which it issued an aggregate of 400,000 shares of 5% Convertible Preferred Stock at $25.00 per share and Underwriter's Warrants to purchase an aggregate of 36,000 shares of 5% Convertible Preferred Stock at $25.00 per share. The 5% Convertible Preferred Stock is convertible into the Common Stock of the Company based an a value per share of Common Stock of the lower of (i) $1.10 or (ii) a 30.375% discount to the market price. For purposes of this calculation, the 5% Convertible Preferred Stock is to be valued at its liquidation value of $25.00 plus accrued dividends. Thus, the number of shares issuable upon conversion is subject to adjustment. As of the date of this Prospectus, approximately 317,000 shares of the 5% Convertible Preferred Stock remain outstanding and such shares would be convertible into approximately 7.7 million shares of Common Stock if exchanged as of November 18, 1997. The Company believes that it is highly likely that the holders of the Convertible
Preferred Stock will elect to convert their stock into the Common Stock of the Company. See "Risk Factors -- Effect of Convertible Preferred Stock; Adjustment to Common Stock."

TRANSFER AGENT

      The Company's transfer agent is Continental Stock Transfer & Trust Company, New York, New York 10007.

SHARES ELIGIBLE FOR FUTURE SALE

      Upon completion of this Offering, there will be approximately 16,815,777 shares of Common Stock outstanding assuring exchange/conversion of all derivative securities offered hereunder. Of these shares, the Shares being registered hereby will be freely tradeable without restriction under the Securities Act, for so long as this Prospectus is kept current by the Company. An aggregate of approximately 800,000 shares of Common Stock held by existing stockholders will be "restricted" shares as defined in Rule 144.

      In general, under Rule 144 a person (or group of persons whose shares are aggregated) who has beneficially owned restricted shares of the Company for at least two years, including any person who may be deemed to be an "affiliate" of the Company (as the term "affiliate" is defined under the Securities Act), is entitled to sell in normal brokerage transactions during the periods when certain information regarding the Company is publicly available, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the Company's shares during the four calendar weeks preceding such sale or (ii) 1% of the shares then outstanding. A person who has not been an "affiliate" of the Company for the three months prior to such sale and who has held restricted shares for at least three years would be entitled to sell such shares without restriction. Most of such restricted shares have been held by non-affiliates of the Company for more than three years or by affiliates of the Company for more than two years. Actual sales, or the prospect of sales by the present stockholders of the Company, or by future holders of restricted securities under Rule 144, or otherwise, may, in the future, have a depressive effect upon the price of the Company's shares of Common Stock in any market that may develop therefor.

                              PLAN OF DISTRIBUTION

      Up to 994,500 of the Selling Security Holders' Shares may be sold by the Selling Security Holders who have acquired such shares from the Company upon the exercise of options and warrants. The Company will not receive any of the proceeds from any sales by Selling Security Holders of the Security Holder Shares, but will receive the exercise price upon the exercise of options and warrants by the Security Holders. See "SELLING SECURITY HOLDERS."

      The Selling Security Holders have advised the Company that the sale or distribution of the Common Stock may be effected directly to purchasers by the Selling Security Holders as principals or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions (which may involve crosses or block transactions) (i) on the Boston Stock Exchange, in the NASDAQ SmallCap Market, or in the over-the-counter market, (ii) in transactions otherwise than on any stock exchange or in the over-the-counter market, or (iii) through the writing of options (whether such options are listed on an options exchange or otherwise) on, or settlement of short sales of, the Common Stock. Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case a determined by the Selling Security Holder or by agreement between the Selling Security Holder and underwriters, brokers, dealers or agents or purchasers. If the Selling Security Holders effect such transactions by selling Common Stock to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Security Holders or commissions from purchaser of Common Stock for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved). The Selling Security Holders and any brokers, dealers or agents that participate in the distribution of the Common Stock may be deemed to be underwriters, and any profit on the sale of Common Stock by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

      Because the Selling Security Holders may each be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, the Selling Security Holders will be subject to prospectus delivery requirements under the Securities Act. Furthermore, in the event of a "distribution" of its shares, the Selling Security Holder, any selling broker or dealer and any "affiliated purchasers" may be subject to Rule 10b-6 under the Exchange Act until its participation in that distribution is completed.

      At the time of a particular offer of Security Holders' Shares is made by or on behalf of any of the Selling Security Holders, to the extent such offer constitutes a distribution under the Securities Act, a supplement to this Prospectus will be distributed, which will set forth the type and number of securities being offered by such Selling Security Holders and the terms of such offering, including the name or names and addresses of any underwriters, dealers or agents, the purchase price paid by any underwriter for securities purchased from the Selling Security Holder and any discounts, commissions or concessions allowed or reallowed or paid to dealers, and the proposed selling price to the public.

      The Company will bear all costs and expenses of the registration under the Securities Act and certain state securities laws of the Security Holders' Shares. However, all brokerage commissions, if any, attributable to the sale of such shares by holders thereof will be borne by such holders.

                                  LEGAL MATTERS

      Certain legal matters, including the legality of the issuance of the shares of Common Stock offered by the Company, are being passed upon for the Company by Gersten, Savage, Kaplowitz & Fredericks, LLP, 101 East 52nd Street, New York, New York 10022. Jay Kaplowitz, a partner in Gersten, Savage, Kaplowitz & Fredericks, LLP, the Company's counsel owns options to purchase 25,000 shares and Sheila Kaplowitz, the wife of Mr. Kaplowitz, owns 50,000 shares of the Company's Common Stock.

                                     EXPERTS

      The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company's Annual Report as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 on Form 10-K for the year ended December 31, 1996, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

      The Company has filed with the Commission a Registration Statement on Form S-3 with respect to the securities offered by this Prospectus. This Prospectus omits certain information contained in the Registration Statement, as permitted by the Rules and Regulations of the Commission. For further information, reference is made to the Registration Statement, which may be obtained from the Commission's principal facility at 450 Fifth Street, N.W., Washington, D.C., 20549 upon payment of the Commission's charge for copying. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not complete. Where such contract or other document is an exhibit to the Registration Statement, each such statement is deemed to be qualified and amplified in all respects by the provision of the exhibit.

No underwriter, dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer or solicitation to any person in any jurisdiction where such offer or solicitation would be unlawful. Neither delivery of this Prospectus nor any Common Stock sale hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.







         TABLE OF CONTENTS

                             Page
                             ----

Available Information ........  3       ACTV, INC.
Incorporation of Certain
 Information by Reference ....  3       3,216,091 Shares of Common Stock
Risk Factors .................  8
Use of Proceeds .............. 16       (1) 2,381,165 shares issuable by the
Business ..................... 17       Company upon the Exercise of Options,
Selling Security Holders ..... 34       Warrants, pursuant to SARs, upon the
Description of Capital Stock . 38       conversion of preferred stock.
Plan of Distribution ......... 40
Legal Matters ................ 41       (2) 834,926 shares offered by Selling
Experts ...................... 41       Security Holders




November __, 1997

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

14.   OTHER EXPENSE OF ISSUANCE AND DISTRIBUTION.

      SEC registration fee ......................................   $ 1,583.68
      Fees and expenses of counsel ..............................    25,000.00*
      Miscellaneous .............................................     2,000.00*

               Total ............................................   $28,583.68

14.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Reference is made to paragraph "Twelfth" of the Restated Certificate of Incorporation of the Registrant (Exhibit 3(i)), which contains a provision, as permitted by Section 145 of the Delaware General Corporation Law, which eliminates the personal liability of directors to the Registrant and its stockholders for monetary damages for unintentional breach of a director's fiduciary duty to the Registrant. This provision does not permit any limitation on, or elimination of the liability of a director for disloyalty to the Registrant or its stockholders, for failing to acting good faith, for engaging in intentional misconduct or a knowing violation of law, for obtaining an improper personal benefit or for paying a dividend or approving a stock repurchase that was illegal under the Delaware General Corporation Law.

      The Restated Certificate of Incorporation and By-Laws of the Registrant require the Registrant to indemnify directors and officers against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation (a "derivative action") if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys fees) incurred in connection with defense or settlement of such an action. Moreover, the Delaware General Corporation Law requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the Company.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

16.   EXHIBITS

      3.1 Certificate of Designation of the 7% Convertible Preferred Stock of the Company

      *5.   Opinion of Gersten, Savage, Kaplowitz & Fredericks, LLP

      23.1  Consent of Deloitte & Touche LLP

      *23.2 Consent of Gersten, Savage, Kaplowitz & Fredericks, LLP (contained in Exhibit 5)

*     Previously Filed

17.   UNDERTAKINGS.

      The Company hereby undertakes:


      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

            (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or in the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.


      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer, or controlling person of the Company in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Company will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing a Post-Effective Amendment No. 1 to Registration on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 20 of November, 1997.

                                               ACTV, INC.


                                           By: /s/William C. Samuels
                                               ---------------------
                                               William C. Samuels
                                               Chairman of the Board, Chief
                                               Executive Officer, President and
                                               Director

      Pursuant to the requirements of the Securities Act of 1933, this Form S-3 registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                              Title                        Date
---------                              -----                        ----

/s/ William C. Samuels    Chairman of the Board, Chief        November 20, 1997
----------------------    Executive Officer, President and
William C. Samuels        Director


/s/David Reese            Executive Vice-President,           November 20, 1997
----------------------    President--ACTV Entertainment, Inc.
David Reese               and Director


/s/ Bruce Crowley         Executive Vice-President,           November 20, 1997
----------------------    President--ACTV Interactive, Inc.
Bruce Crowley             and Director


/s/ Richard Hyman         Director                            November 20, 1997
----------------------
Richard Hyman

/s/ William A. Frank      Director                            November 20, 1997
----------------------
William A. Frank

/s/ Steven W. Schuster    Director                            November 20, 1997
----------------------
Steen W. Schuster

/s/ Jess M. Ravich        Director                            November 20, 1997
----------------------
Jess M. Ravich

/s/ Christopher C. Cline  Vice President, Chief Financial     November 20, 1997
------------------------  Officer and Secretary
Christopher C. Cline

                                  EXHIBIT INDEX


 3.1 Certificate of Designation of the 7% Convertible Preferred Stock of the Company

 5.   Opinion of Gersten, Savage, Kaplowitz & Fredericks, LLP

 23.1 Consent of Deloitte & Touche LLP

*23.2 Consent of Gersten, Savage, Kaplowitz & Fredericks, LLP (contained in
      Exhibit 5)